July 28, 2011

David R. Humphrey

Accounting Branch Chief

US Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549

Re:	Horizon Lines, Inc.
Form 10-K for the fiscal year ended December 26, 2010
File No. 001-32627

Dear Mr. Humphrey:

Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 14, 2011, setting forth comments to the Annual Report on Form 10-K for the fiscal year ended December 26, 2010 (the “10-K”) and the Form 10-Q for the quarterly period ended March 27, 2011 filed by Horizon Lines, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”).

Set forth below are the staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K for the Year Ended December 26, 2010

Management’s Discussion and Analysis

Critical Accounting Policies, page 49

1.

We note you have a total fleet of 20 vessels, of which 12 vessels are owned and the remaining eight vessels are leased or chartered. Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 26, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

In addition to the information contained on page 5 of our Form 10-K for the year ended December 26, 2010, further details of our vessel fleet, are as follows (in thousands):

	Original Acquisition Date	Original Purchase Price (1)	Subsequent Modifications and Improvements	Total Cost as of December 26, 2010	Net Book Value as of December 26, 2010 (3)
Horizon Pacific	Sept 2005	$12,600	$1,830	$14,430	$9,852
Horizon Enterprise	Sept 2005	12,600	2,164	14,764	10,148
Horizon Spirit (2)	Jan 2003	20,665	1,025	21,690	13,585
Horizon Reliance (2)	Dec 1990	21,180	650	21,830	13,664
Horizon Producer (2)	Sept 1974	7,050	511	7,561	3,621
Horizon Challenger (2)	May 1988	2,460	111	2,571	946
Horizon Navigator (2)	Apr 2004	8,150	2,784	10,934	1,940
Horizon Trader	Oct 2004	7,665	2,874	10,539	3,391
Horizon Fairbanks (2)	Feb 2004	4,730	61	4,791	700
Horizon Discovery (2)	May 1988	2,490	461	2,951	695
Horizon Consumer (2)	July 1974	6,225	641	6,866	3,136
Horizon Hawaii (2)	Dec 2003	5,060	496	5,556	—

Subtotal owned vessels		110,875	13,608	124,483	61,678
Vessel spare parts		N/A	6,764	6,764	1,819

Total owned vessels		110,875	20,732	131,247	63,497
Leased vessel improvements	N/A	N/A	21,394	21,394	14,677

Total vessels		$110,875	$41,766	$152,461	$78,174

(1)	Purchase price includes only the price paid for the vessel and excludes any subsequent improvements or modifications.
(2)	Purchase price was derived from an independent valuation study performed as part of the purchase price allocation as a result of July 7, 2004 merger. Horizon Lines, Inc. was formed as an acquisition vehicle to acquire, on July 7, 2004, the equity interest in Horizon Lines Holding Corp. The foregoing transaction, included a merger whereby Horizon Lines Holding Corp. became a direct wholly-owned subsidiary of Horizon Lines, Inc. Horizon Lines, Inc. was formed at the direction of Castle Harlan Partners IV, L.P., a private equity investment fund managed by Castle Harlan, Inc.
(3)	Net book value as of December 26, 2010 includes both original purchase price and subsequent improvements and modifications.

Given the low net book values of each of our owned vessels and our intention of retaining all of the owned vessels in our fleet, we believe that instead of including a table containing the carrying value of each vessel within our Critical Accounting Policies section, it is more appropriate to include the net book value of each of our major asset classes. As such, beginning with the Form 10-Q for the Quarterly Period Ending September 25, 2011, we will include the net book value of each of our major asset classes in our Property and Equipment footnote, as illustrated below in our response to your comment two.

As a result of the cash flows expected to be generated from these owned vessels compared to the relatively low net book values as of December 26, 2010, we did not believe any of the vessels had a carrying value in excess of their market value. If we believed the carrying value was in excess of a vessel’s market value and the vessel was actively deployed in one of our tradelanes, we would perform the impairment test steps detailed in the response to your comment two.

As discussed in the Consolidated Financial Statements in Note 4. Impairment Charges, during 2008 and 2009 we identified impairment indicators were present for two of our owned vessels. Although we have spare vessels available for seasonal needs and/or dry-dock relief, these specific vessels were in lay-up and we had no plans to deploy them into any of our tradelanes. Since these owned vessels were not being utilized in our tradelanes and were not generating cash flows nor did we plan to utilize them in the future, we determined fair value based on the estimated scrap value less certain costs to scrap/sell the assets. The carrying value of the vessels was in excess of the fair value, and as such, we recorded an impairment charge to write down the vessels to their estimated fair value.

Financial Statements

Note 4. Impairment Charges, page F-17

2.	Supplementally tell us of the detailed analysis you conducted to determine whether or not there was an impairment of your vessels as of the fiscal year ended December 26, 2010, and the reasons why you do not believe any impairment existed.

We follow the guidance prescribed in ASC 360-10 that states a long-lived asset (or asset group) that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (or asset group) might not be recoverable, i.e., information indicates that an impairment might exist.

If impairment indicators are present or if other circumstances indicate that an impairment may exist, management must then determine whether an impairment loss should be recognized. An impairment loss can be recognized for a long-lived asset (or asset group) that is held and used only if the sum of its estimated future undiscounted cash flows used to test for recoverability is less than its carrying value. Estimates of future cash flows used to test a long-lived asset (or asset group) for recoverability shall include only the future cash flows (cash inflows and associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the long-lived asset (or asset group). Estimates of future cash flows should be based on an entity’s own assumptions about its use of a long-lived asset (or asset group).

The cash flow estimation period should be based on the long-lived asset’s (or asset group’s) remaining useful life to the entity. When long-lived assets are grouped for purposes of performing the recoverability test, the remaining useful life of the asset group should be based on the useful life of the primary asset. The primary asset of the asset group is the principal long-lived tangible asset being depreciated that is the most significant component asset from which the group derives its cash-flow-generating capacity. Estimates of future cash flows used to test the recoverability of a long-lived asset (or asset group) that is in use shall be based on the existing service potential of the asset (or asset group) at the date tested. Existing service potential encompasses the long-lived asset’s estimated useful life, cash flow generating capacity, and, the physical output capacity. The estimated cash flows should include cash flows associated with future expenditures necessary to maintain the existing service potential, including those that replace the service potential of component parts, but they should not include cash flows associated with future capital expenditures that would increase the service potential.

As detailed in the table below, $134.7 million, or over 69%, of the net book value of all property and equipment as of December 26, 2010 is contained within an asset group consisting of vessels (including spare parts), containers, chassis, and cranes.

	As of December 26, 2010
($ in thousands)	Cost	Accumulated Depreciation	Net Book Value
Vessels	$152,641	$(74,467)	$78,174
Containers	37,212	(13,123)	24,089
Chassis	14,524	(7,859)	6,665
Cranes	37,294	(11,570)	25,724
Machinery and equipment	29,756	(18,389)	11,367
Facilities and land improvements	26,368	(5,185)	21,183
Software	23,837	(22,232)	1,605
Construction in progress	25,850	—	25,850

Total	$347,482	$(152,825)	$194,657

This asset group is critical to our operations and cash flows. Since most customers are billed an all in rate, it is difficult to segregate the cash flows generated from the ocean shipping component, the utilization of containers, marine operations, and inland transportation services. In addition, since the chassis and container assets contained within this asset group are shared between each of our tradelanes, they do not generate separate and identifiable cash flows. As such, when testing for recoverability, we view these asset categories as one asset group.

We maintain a long-range strategic plan and financial projections. The financial projections are compiled using various inputs and assumptions related to our shipping operations. For example, utilizing both internally and externally generated economic data and forecasts, we project the number of loads expected to be transported and the rate expected to be charged to our customers. In addition, increases to our operating expenses, based on both contractual rate increases and expected inflationary increases, are factored into the financial projections.

Based on internal projections, the undiscounted cash flows we expect to generate from our core asset group significantly exceeded the asset group’s carrying value as of December 26, 2010, and therefore no impairment existed.

Exhibit 31 Certifications

3.	Reference is made to your Exhibit 31.1 and Exhibit 31.2 certifications. It appears you have omitted from these certifications language to be included in paragraph 4 pertaining to your internal control over financial reporting. In this regard, paragraph 4 should be expanded to address the responsibility for establishing and maintaining internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), and including a newly inserted paragraph 4(b) regarding having designed such internal control over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K for an example of the language required in Exhibit 31 certifications. Please amend your December 26, 2010 Annual Report on Form 10-K and March 27, 2011 Quarterly Report on Form 10-Q to include revised Exhibit 31 certifications from your CEO and CFO.

We have revised our Exhibit 31.1 and Exhibit 31.2 certifications to include the omitted language. We are filing an Amendment No. 1 to each of our December 26, 2010 Annual Report on Form 10-K and our March 27, 2011 Quarterly Report on Form 10-Q to include revised Exhibit 31 certifications.

Form 10-Q for the Quarterly Period Ended March 27, 2011

Disclosure Controls and Procedures, page 30

4.	Please expand this section to discuss whether your CEO and CFO evaluated your disclosure controls and procedures for effectiveness through the end of the first quarter, and disclose the conclusion by such officers. Your current disclosure omits this required evaluation and conclusion. Refer to Item 307 and Item 601(b)(31)(i)(4)(c) of Regulation S-K.

We have updated this section of the March 27, 2011 Form 10-Q to disclose that our CEO and CFO have evaluated our disclosure controls and procedures and their conclusion. The update is as follows:

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, each of the Company’s Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures are effective.

We are filing an Amendment No. 1 to our March 27, 2011 Quarterly Report on Form 10-Q to reflect this update.

In connection with your letter of July 14, 2011, the Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to that filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael T. Avara
Michael T. Avara
Executive Vice President and
Chief Financial Officer

cc:	Beverly A. Singleton